UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Baker Hughes Company

(Exact name of the registrant as specified in its charter)

Delaware	1-38143	81-4403168
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

575 N. Dairy Ashford Road, Suite 100 Houston TX	77079-1121
(Address of principal executive offices)	(Zip code)

M. Georgia Magno, (713) 439-8600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1, under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

SECTION 1 – CONFLICT MINERALS DISCLOSURES

ITEM 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

REASONABLE COUNTRY OF ORIGIN INQUIRY

Determinations made.

Baker Hughes Company (“Baker Hughes,” “Company,” “we,” “our” and “us”), a Delaware corporation, determined that in calendar year 2024, we obtained conflict minerals necessary for the production of certain products manufactured or contracted to be manufactured for sale by the Company.

Description of inquiry.

The Company’s inquiry is described in this Specialized Disclosure Report, which includes our Conflict Minerals Report (the “Report”) attached to this Form SD as Exhibit 1.01.

Additional information on the Company’s conflict minerals compliance program can be found at the following web page: https://www.bakerhughes.com/conflict-minerals

Results of inquiry

As a result of better utilization of preferred suppliers and detailed evaluation of spend information, the Company decreased the number of suppliers we identified as possibly using conflict minerals in products manufactured or contracted to be manufactured for the Company. This focused approach resulted in better targeted communication and improved response rate. We received information regarding conflict minerals in our supply chain from 407 relevant suppliers. The Company was able to decrease the use of high-risk suppliers from 96 to 47 year-over-year. A table listing all originating countries and recycled or scrap sources for each Conflict Mineral is set forth as Paragraph 6 of the Report.

CONFLICT MINERALS DISCLOSURE

A copy of this Form SD and the Report for the calendar year ended December 31, 2024, are available for access by all interested parties on the Company’s public Internet website: https://www.bakerhughes.com/conflict-minerals

ITEM 1.02	EXHIBIT

The Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 3 – EXHIBITS

ITEM 3.01	EXHIBITS

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Baker Hughes Company

/s/ Fernando Contreras	May 22, 2025
Fernando Contreras
VP, Chief Compliance Officer & Corporate Secretary